UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Viela Bio, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

926613100

(CUSIP Number)

Geraine Chan

Boundless Meadow Limited

Suite 1518, Two Pacific Place,

88 Queensway, Hong Kong

People’s Republic of China

+852 3987 1788

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 7, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 926613100

1.		Names of Reporting Persons. Boundless Meadow Limited
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,682,353 common stock(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,682,353 common stock (1)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 8,682,353 common stock(1)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 17.07%(2)
14.		Type of Reporting Person (See Instructions) CO

(1)         Representing 8,682,353 shares of common stock directly held by Boundless Meadow Limited.

(2)         Percentage calculated based on 50,852,743 shares of common stock, being the common stock outstanding as of the completion of the initial public offering (the “IPO”) of the Issuer (including 1,185,000 shares of common stock issued pursuant to the underwriters’ option to purchase additional shares) as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on October 4, 2019.

CUSIP No. 926613100

1.		Names of Reporting Persons. Boyu Capital Fund III, L.P.
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,682,353 common stock(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,682,353 common stock(1)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 8,682,353 common stock(1)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 17.07%(2)
14.		Type of Reporting Person (See Instructions) PN

(1)         Representing 8,682,353 shares of common stock directly held by Boundless Meadow Limited.

(2)         Percentage calculated based on 50,852,743 shares of common stock, being the common stock outstanding as of the completion of the IPO of the Issuer (including 1,185,000 shares of common stock issued pursuant to the underwriters’ option to purchase additional shares) as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on October 4, 2019.

CUSIP No. 926613100

1.		Names of Reporting Persons. Boyu Capital General Partner III, L.P.
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,682,353 common stock(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,682,353 common stock(1)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 8,682,353 common stock(1)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 17.07%(2)
14.		Type of Reporting Person (See Instructions) PN

(1)         Representing 8,682,353 shares of common stock directly held by Boundless Meadow Limited.

(2)         Percentage calculated based on 50,852,743 shares of common stock, being the common stock outstanding as of the completion of the IPO of the Issuer (including 1,185,000 shares of common stock issued pursuant to the underwriters’ option to purchase additional shares) as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on October 4, 2019.

CUSIP No. 926613100

1.		Names of Reporting Persons. Boyu Capital General Partner III, Ltd.
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,682,353 common stock(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,682,353 common stock(1)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 8,682,353 common stock(1)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 17.07%(2)
14.		Type of Reporting Person (See Instructions) CO

(1)         Representing 8,682,353 shares of common stock directly held by Boundless Meadow Limited.

(2)         Percentage calculated based on 50,852,743 shares of common stock, being the common stock outstanding as of the completion of the IPO of the Issuer (including 1,185,000 shares of common stock issued pursuant to the underwriters’ option to purchase additional shares) as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on October 4, 2019.

CUSIP No. 926613100

1.		Names of Reporting Persons. Boyu Capital Opportunities Master Fund
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 300,000 common stock(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 300,000 common stock(1)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 300,000 common stock(1)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 0.59%(2)
14.		Type of Reporting Person (See Instructions) CO

(1)         Representing 300,000 shares of common stock directly held by Boyu Capital Opportunities Master Fund.

(2)         Percentage calculated based on 50,852,743 shares of common stock, being the common stock outstanding as of the completion of the IPO of the Issuer (including 1,185,000 shares of common stock issued pursuant to the underwriters’ option to purchase additional shares) as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on October 4, 2019.

CUSIP No. 926613100

1.		Names of Reporting Persons. Boyu Capital Investment Management Ltd.
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 300,000 common stock(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 300,000 common stock(1)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 300,000 common stock(1)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 0.59%(2)
14.		Type of Reporting Person (See Instructions) CO

(1)         Representing 300,000 shares of common stock directly held by Boyu Capital Opportunities Master Fund.

(2)         Percentage calculated based on 50,852,743 shares of common stock, being the common stock outstanding as of the completion of the IPO of the Issuer (including 1,185,000 shares of common stock issued pursuant to the underwriters’ option to purchase additional shares) as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on October 4, 2019.

CUSIP No. 926613100

1.		Names of Reporting Persons. Boyu Capital Group Holdings Ltd.
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,982,353 common stock(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,982,353 common stock(1)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 8,982,353 common stock(1)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 17.66%(2)
14.		Type of Reporting Person (See Instructions) CO

(1)         Consists of (i) 8,682,353 shares of common stock directly held by Boundless Meadow Limited and (ii) 300,000 common stock directly held by Boyu Capital Opportunities Master Fund.

(2)         Percentage calculated based on 50,852,743 shares of common stock, being the common stock outstanding as of the completion of the IPO of the Issuer (including 1,185,000 shares of common stock issued pursuant to the underwriters’ option to purchase additional shares) as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on October 4, 2019.

CUSIP No. 926613100

1.		Names of Reporting Persons. XYXY Holdings Ltd.
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,982,353 common stock(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,982,353 common stock(1)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 8,982,353 common stock(1)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 17.66%(2)
14.		Type of Reporting Person (See Instructions) CO

(1)         Consists of (i) 8,682,353 shares of common stock directly held by Boundless Meadow Limited and (ii) 300,000 common stock directly held by Boyu Capital Opportunities Master Fund.

(2)         Percentage calculated based on 50,852,743 shares of common stock, being the common stock outstanding as of  the completion of the IPO of the Issuer (including 1,185,000 shares of common stock issued pursuant to the underwriters’ option to purchase additional shares) as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on October 4, 2019.

CUSIP No. 926613100

1.		Names of Reporting Persons. Xiaomeng Tong
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,982,353 common stock(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,982,353 common stock(1)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 8,982,353 common stock(1)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 17.66%(2)
14.		Type of Reporting Person (See Instructions) IN

(1)         Consists of (i) 8,682,353 shares of common stock directly held by Boundless Meadow Limited and (ii) 300,000 common stock directly held by Boyu Capital Opportunities Master Fund.

(2)         Percentage calculated based on 50,852,743 shares of common stock, being the common stock outstanding as of the completion of the IPO of the Issuer (including 1,185,000 shares of common stock issued pursuant to the underwriters’ option to purchase additional shares) as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on October 4, 2019.

Item 1. Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the “Common Stock”), of Viela Bio, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at One MedImmune Way, First Floor, Area Two, Gaithersburg, Maryland 20878. The Common Stock are listed on The Nasdaq Global Select Market under the symbol “VIE.”

Item 2. Identity and Background.

(a) and (f) This Schedule 13D is being filed by Boundless Meadow Limited (“Boundless Meadow”), Boyu Capital Fund III, L.P. (“BCF III”), Boyu Capital General Partner III, L.P. (“BCGP III LP”), Boyu Capital General Partner III, Ltd. (“BCGP III Ltd”), Boyu Capital Opportunities Master Fund (“BCOMF”), Boyu Capital Investment Management Ltd. (“BCIM”), Boyu Capital Group Holdings Ltd. (“BCGH”), XYXY Holdings Ltd. (“XYXY Holdings”) and Xiaomeng Tong (“Mr. Tong”, together with Boundless Meadow, BCF III, BCGP III LP, BCGP III Ltd, BCOMF, BCIM, BCGH and XYXY Holdings, the “Reporting Persons”). Boundless Meadow is an exempted company incorporated under the laws of the Cayman Islands. BCF III, a limited partnership organized under the laws of the Cayman Islands, holds 100% of the outstanding shares of Boundless Meadow. BCGP III LP, a limited partnership organized under the laws of the Cayman Islands, is the general partner of BCF III. BCGP III Ltd, an exempted company incorporated under the laws of the Cayman Islands, is the general partner of BCGP III LP. BCGH, an exempted company incorporated under the laws of the Cayman Islands, holds 100% of the outstanding shares of BCGP III Ltd. BCOMF is an exempted company incorporated under the laws of the Cayman Islands. BCIM, an exempted company incorporated under the laws of the Cayman Islands, holds 100% of the management shares of BCOMF. BCGH holds 100% of the voting shares of BCIM. XYXY Holdings, a company incorporated in the British Virgin Islands, is the controlling shareholder of BCGH. Mr. Tong, a Hong Kong permanent resident, holds 100% of the outstanding shares in XYXY Holdings. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the U.S. Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1.

(b) The address of the principal business and principal office of each of Boundless Meadow, BCF III, BCGP III LP, BCGP III Ltd, BCIM and BCGH is PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. The address of the principal business and principal office of BCOMF is 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. The address of the principal business and principal office of XYXY Holdings is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The address of the principal business and principal office of Mr. Tong is Suite 1518, Two Pacific Place, 88 Queensway, Hong Kong. The name, business address, present principal occupation or employment and citizenship of the general partners of each of BCF III and BCGP III LP and the directors and executive officers of the other Reporting Persons as of the date hereof are set forth on Schedule I.

(c) The principal business of Boundless Meadow is investment holding. The principal business of BCF III is making investment mainly in private equity. The principal business of BCGP III LP is acting as general partner of BCF III. The principal business of BCGP III Ltd is acting as general partner of BCGP III LP. The principal business of BCOMF is making investments mainly in public securities. The principal business of BCIM is acting as the management member of BCOMF. The principal business of BCGH is acting as a holding company. The principal business of XYXY Holdings is investment holding. The principal business of Mr. Tong is acting as managing partner of Boyu Capital.

(d) During the last five years, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the general partners, directors or executive officers named on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the general partners, directors or executive officers named on Schedule I hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The funds used by the Reporting Persons to acquire beneficial ownership of the Company’s Common Stock were furnished from equity capital contribution by the members or investors.

6,800,000 shares of Common Stock held by Boundless Meadow were issued immediately prior to the IPO upon the automatic conversion of the Company’s series A-2 preferred stocks, $0.001 par value per share (the “Series A-2 Preferred Stock”), on a 1-for-1 basis.  Boundless Meadow purchased an aggregate of 6,800,000 shares of Series A-2 Preferred Stock at a price of $10.00 per share from the Company pursuant to a Series A Preferred Stock Purchase Agreement.

1,882,353 shares of Common Stock held by Boundless Meadow were issued immediately prior to the IPO upon the automatic conversion of the Company’s series A-3 preferred stocks, $0.001 par value per share (the “Series A-3 Preferred Stock”), on a 1-for-1 basis.  Boundless Meadow purchased an aggregate of 1,882,353 shares of Series A-3 Preferred Stock at a price of $17.00 per share from the Company pursuant to a Series A Preferred Stock Purchase Agreement.

300,000 shares of Common Stock held by BCOMF were purchased in connection with the Company’s IPO at $19.00 per share on October 7, 2019.

36,091 shares of Common Stock were disposed by BCOMF at $22.1801 per share on October 7, 2019 and 36,091 shares of Common Stock were purchased by BCOMF at $21.826 on October 8, 2019 on the open market.

Item 4. Purpose of Transaction.

Each of the acquisitions by Boundless Meadow and BCOMF of the Common Stock as described herein was effected because of the belief that the shares of Common Stock represent an attractive investment. Boundless Meadow and BCOMF beneficially owns, and the other Reporting Persons, as applicable, may be deemed to beneficially own, the Common Stock as an investment. Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional Common Stock or engage in discussions with the Company concerning future acquisitions of shares of its capital stock. Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Company or otherwise. The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of the Company’s capital stock, subsequent developments affecting the Company, the Company’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Company.

Mr. Tong serves as a member of the Company’s board of directors. Immediately prior to the IPO, Mr. Tong was appointed as a Class I director to serve until the Company’s 2020 annual meeting of stockholders, or until his successor has been elected and qualified or until the earlier of his death, resignation or removal.

Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5. Interest in Securities of the Issuer.

(a)-(b) See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of Common Stock that are beneficially owned by each Reporting Person as of the date hereof. See Items 7 through 10 of the cover pages to this Schedule 13D for the number of Common Stock that are beneficially owned by each Reporting Person as of the date hereof as to whether there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition. Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that (i) any of BCF III, BCGP III LP, BCGP III Ltd, BCGH, XYXY Holdings and Mr. Tong is the beneficial owner of any of the Common Stock beneficially owned by Boundless Meadow, or (ii) any of BCIM, BCGH, XYXY Holdings and Mr. Tong is the beneficial owner of any of the Common Stock beneficially owned by BCOMF, each for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as disclosed elsewhere in this statement, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the general partners, directors or executive officers named on Schedule I hereto, has effected any transactions in the Common Stock in the last 60 days.

(d) To the knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement, attached hereto as Exhibit 1, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto.

The Series A Preferred Stock Purchase Agreement is described in Item 3 above, such summaries being incorporated in this Item 6 by reference.

Amended and Restated Investors’ Rights Agreement

Boundless Meadow is a party to an investors’ rights agreement, as amended, with the Company and certain other holders of the Company’s capital stock. Under the investors’ rights agreement, certain holders of the Company’s capital stock will have the registration rights to demand the Company to file a registration statement or request that such holders’ shares be covered by a registration statement that the Company is otherwise filing, subject, in each case, to certain exceptions, including the registration statement for the IPO and these holders shall not exercise their registration rights during the lock-up period for the IPO. The registration rights will terminate upon the earliest to occur of the closing of certain liquidation events, such time when all of the holder’s registrable securities may be sold without limitation (and without the requirement for the Company to be in compliance with the current public information requirement) under Rule 144 of the Securities Act and the fifth anniversary of the closing date of the IPO.

Lock-up Agreement

In connection with the IPO, each of Boundless Meadow and Mr. Tong entered into a lock-up agreement (the “Lock-up Agreement”). Pursuant to the terms of the Lock-up Agreement, each of Boundless Meadow and Mr. Tong agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any shares of the Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period from the date of the Lock-up Agreement continuing through the date 180 days after the date set forth on the final prospectus filed with the Securities and Exchange Commission, except with the prior written consent of the representatives of the underwriters, and certain other exceptions.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Company.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1*	Joint Filing Agreement dated October 17, 2019, among the Reporting Persons, relating to the filing of a joint statement on Schedule 13D

Exhibit 2

Amended and Restated Investors’ Rights Agreement by and among the Company and its stockholders listed therein, dated June 12, 2019 (incorporated by reference to Exhibit 4.2 to the Form S-1 filed with the U.S. Securities and Exchange Commission by the Company on August 29, 2019)

*Filed herewith

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 17, 2019

Boundless Meadow Limited

By:	/s/ Yong Leong Chu
	Name:	Yong Leong Chu
	Title:	Director

Boyu Capital Fund III, L.P. By: Boyu Capital General Partner III, L.P. By: Boyu Capital General Partner III, Ltd.

By	/s/ Yong Leong Chu
	Name:	Yong Leong Chu
	Title:	Director

Boyu Capital General Partner III, L.P. By: Boyu Capital General Partner III, Ltd.

By	/s/ Yong Leong Chu
	Name:	Yong Leong Chu
	Title:	Director

Boyu Capital General Partner III, Ltd.

By:	/s/ Yong Leong Chu
	Name:	Yong Leong Chu
	Title:	Director

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 17, 2019

Boyu Capital Opportunities Master Fund

By:	/s/ Vincent Fok
	Name:	Vincent Fok
	Title:	Director

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 17, 2019

Boyu Capital Investment Management Ltd.

By:	/s/ Yong Leong Chu
	Name:	Yong Leong Chu
	Title:	Director

Boyu Capital Group Holdings Ltd.

By:	/s/ Yong Leong Chu
	Name:	Yong Leong Chu
	Title:	Director

XYXY Holdings Ltd.

By:	/s/ Yong Leong Chu
	Name:	Yong Leong Chu
	Title:	Director

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 17, 2019

Xiaomeng Tong

By:	/s/ Xiaomeng Tong

SCHEDULE I

Set forth below is the name, business address, present principal occupation or employment and citizenship of the general partners of each of BCF III and BCGP III LP and the directors and executive officers of the other Reporting Persons as of the date hereof.

The following is a list of the executive officers and directors of Boundless Meadow:

Name, Business Address and Position	Present Principal Occupation or Employment	Citizenship
Khalid Omari Iton Boundary Hall, Cricket Square, Grand Cayman KY1-1102, Cayman Islands (Director, Boundless Meadow)	Professional Fiduciary Service Provider	Cayman Islands

Leong Chu Yong 1 Raffles Place, #36-01 One Raffles Place 048616, Singapore (Director, Boundless Meadow)	Professional Fiduciary Service Provider	Singapore

Chung Shing Vincent Fok Suite 1518, Two Pacific Place, 88 Queensway, Hong Kong (Director, Boundless Meadow)	CFO, Boyu Capital	Hong Kong

Qi Zhou Suite 1111, 11/F, Winland International Finance Centre, No. 7 Finance Street Xicheng District, Beijing 100033, China (Director, Boundless Meadow)	Partner, Boyu Capital	Hong Kong

The following is the general partner of BCF III:

Name, Business Address and Position	Present Principal Business	Place of Organization
BCGP III LP PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands (General Partner, BCF III)	General Partner, BCF III	Cayman Islands

The following is the general partner of BCGP III LP:

Name, Business Address and Position	Present Principal Business	Place of Organization
BCGP III Ltd PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands (General Partner, BCGP III LP)	General Partner, BCGP III LP	Cayman Islands

The following is a list of the executive officers and directors of BCGP III Ltd:

Name, Business Address and Position	Present Principal Occupation or Employment	Citizenship
Khalid Omari Iton Boundary Hall, Cricket Square, Grand Cayman KY1-1102, Cayman Islands (Director, BCGP III Ltd)	Professional Fiduciary Service Provider	Cayman Islands

Leong Chu Yong 1 Raffles Place, #36-01 One Raffles Place 048616, Singapore (Director, BCGP III Ltd)	Professional Fiduciary Service Provider	Singapore

Cheung Chi Yan Louis Suite 1518, Two Pacific Place, 88 Queensway, Hong Kong (Director, BCGP III Ltd)	Managing Partner, Boyu Capital	Hong Kong

Chung Shing Vincent Fok Suite 1518, Two Pacific Place, 88 Queensway, Hong Kong (Director, BCGP III Ltd)	CFO, Boyu Capital	Hong Kong

Qi Zhou Suite 1111, 11/F, Winland International Finance Centre, No. 7 Finance Street Xicheng District, Beijing 100033, China (Director, BCGP III Ltd)	Partner, Boyu Capital	Hong Kong

The following is a list of the executive officers and directors of BCOMF:

Name, Business Address and Position	Present Principal Occupation or Employment	Citizenship
David Bree DMS Governance Ltd., DMS House, 20 Genesis Close, Grand Cayman KY1-1103, Cayman Islands (Director, BCOMF)	Director, BCOMF	Cayman Islands

Julian Fletcher Carne Global Financial Services (Cayman), Grand Pavilion Comm. Ctr., 802 W. Bay Rd, Grand Cayman KY1-1204, Cayman Islands (Director, BCOMF)	Director, BCOMF	Cayman Islands

Chung Shing Vincent Fok Suite 1518, Two Pacific Place, 88 Queensway, Hong Kong (Director, BCOMF)	CFO, Boyu Capital	Hong Kong

The following is a list of the executive officers and directors of BCIM:

Name, Business Address and Position	Present Principal Occupation or Employment	Citizenship
Letitia Solomon Boundary Hall, Cricket Square, Grand Cayman KY1-1102, Cayman Islands (Director, BCIM)	Professional Fiduciary Service Provider	Cayman Islands

Leong Chu Yong 1 Raffles Place, #36-01 One Raffles Place 048616, Singapore (Director, BCIM)	Professional Fiduciary Service Provider	Singapore

Yu Tsang Alex Wong Suite 1518, Two Pacific Place, 88 Queensway, Hong Kong (Director, BCIM)	Partner, Boyu Capital	Hong Kong

Qi Zhou Suite 1111, 11/F, Winland International Finance Centre, No. 7 Finance Street Xicheng District, Beijing 100033, China (Director, BCIM)	Partner, Boyu Capital	Hong Kong

The following is a list of the executive officers and directors of BCGH:

Name, Business Address and Position	Present Principal Occupation or Employment	Citizenship
Xiaomeng Tong Suite 1518, Two Pacific Place, 88 Queensway, Hong Kong (Director, BCGH)	Managing Partner, Boyu Capital	Hong Kong

Khalid Omari Iton Boundary Hall, Cricket Square, Grand Cayman KY1-1102, Cayman Islands (Director, BCGH)	Professional Fiduciary Service Provider	Cayman Islands

Leong Chu Yong 1 Raffles Place, #36-01 One Raffles Place 048616, Singapore (Director, BCGH)	Professional Fiduciary Service Provider	Singapore

Qi Zhou Suite 1111, 11/F, Winland International Finance Centre, No. 7 Finance Street Xicheng District, Beijing 100033, China (Director, BCGH)	Partner, Boyu Capital	Hong Kong

The following is a list of the executive officers and directors of XYXY Holdings:

Name, Business Address and Position	Present Principal Occupation or Employment	Citizenship
Xiaomeng Tong Suite 1518, Two Pacific Place, 88 Queensway, Hong Kong (Director, XYXY Holdings)	Managing Partner, Boyu Capital	Hong Kong

Khalid Omari Iton Boundary Hall, Cricket Square, Grand Cayman KY1-1102, Cayman Islands (Director, XYXY Holdings)	Professional Fiduciary Service Provider	Cayman Islands

Leong Chu Yong 1 Raffles Place, #36-01 One Raffles Place 048616, Singapore (Director, XYXY Holdings)	Professional Fiduciary Service Provider	Singapore

The following is the information of Mr. Tong:

Name and Business Address	Present Principal Occupation or Employment	Citizenship
Xiaomeng Tong Suite 1518, Two Pacific Place, 88 Queensway, Hong Kong	Managing Partner, Boyu Capital	Hong Kong